CHINA MARKETING MEDIA HOLDINGS, INC.
RMA 901, KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, People’s Republic of China

October 19, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:       Mr. Andrew D. Mew – Accounting Branch Chief

Re:         China Marketing Media Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Quarterly Period End June 30, 2011
Filed September 22, 2011
File No. 000-51806

Ladies and Gentlemen:

The following responses address the comments by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in a comment letter dated September 28, 2011 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended December 31, 2010 (“2010 Form 10-K”) of China Marketing Media Holdings, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.  This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter, or why the Company believes that no changes to its disclosures are necessary. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 21

1.
We note your response to prior comment three of our letter dated September 6, 2011. Rather than merely reciting the information as seen on the face of your cash flow statement, please discuss the underlying reasons and causes of the changes. For instance your discussion should explain why prepaid expense increased. If large orders were placed to satisfy demand please disclose this fact. Similarly explain qualitatively why accounts payable and deferred revenues increased and any significant changes in various line items that would enable a reader to better understand your cash flows.

Securities and Exchange Commission

October 19, 2011

Response:

We have expanded our discussion as below:

Operating Activities:

Net cash provided in operating activities was approximately $3.61 million in the fiscal year ended December 31, 2010 which is an increase of approximately $4.09 million from approximately $0.48 million net cash used by operating activities in fiscal year ended December 31, 2009. Such increase of the net cash provided by operating activities was primarily attributable to the following (1) an increase in net income, (2) increase in accounts payable and accrued expenses approximately $0.71 million due to an increase in operating cost in relation to advertising sales, and (3) an increase in deferred revenues of approximately $0.74 million, which increase was primarily attributable to advanced payment collected from the customers, but partially offset by (i) a goodwill impairment loss of approximately $0.47 million against Shenzhen Caina in 2010 which we allocated as an impairment charge to Magazine Advertising Business Segment, (ii) a decrease in Accounts Receivable of approximately $0.56 million, (iii) an increase in prepaid expenses approximately of $3.2 million, which included a deposit of approximately $2.9 million for purchase prepayment of the Invisible Printing Optical Identification (IP-OIT) for a newly launched business platform called “Easy Buy” and (iv) an increase in inventory of approximately $0.36 million such increase was related to the purchase of (IP-OIT) during the 4th quarter of 2010.

Note 2. Summary of Significant Accounting Policies, page F-10

Restrictions on transfer of assets out of the PRC, page F-19

2.
We note your response to prior comment 11 of our letter dated September 6, 2011 and your intent to remove this disclosure from the footnotes and instead include the related disclosure as a risk factor. We believe disclosure within management’s discussion and analysis or within the notes to the financials is appropriate. We would not object if you prefer to provide disclosure in more than one area of your document. Please also revise your disclosure quantify the amount of net assets restricted as previously requested. See FASB ASC 440-10-50-1.

Response:

We have included this disclosure within Management’s Discussion and Analysis and the notes to the financial statements.

Net assets restricted as of December 31, 2010 and 2009 amounted to $19,685,527 and $14,707,602, respectively.

Securities and Exchange Commission

October 19, 2011

Note 6. Related Party Transactions With An Affiliate, page F-20

3.
We note your response to prior 12 of our letter dated September 6, 2011. Your response states you consider CMO to be a variable interest entity (VIE) and accordingly you consolidate its operations. In this regards, however we note you disclose you have a receivable from CMO as of December 31, 2010 and 2009 totaling $3,020,402 and $2,685,944, respectively. Intercompany receivables and payables are generally eliminated in consolidation. Please explain your basis under GAAP for including a receivable due from CMO. Please explain whether CMO recorded a corresponding liability to you and whether it was eliminated in consolidation or note. Please revise as necessary.

4.	Please disclose the carrying amount and classification of the consolidated VIE’s assets and liabilities. See FASB ASC 810-10-50.

5.
Please include a qualitative discussion of any restrictions on assets of the VIE. Please present separately on your balance sheets assets of the VIE that can only settle obligations of the VIE and liabilities for which creditors do not have recourse to your general credit as the primary beneficiary. See FASB ASC 810-10-50.

Response:

We have combined our responses to your comments 3, 4 and 5. Further to your comments 3, 4 and 5 above, we would like to clarify again that CMO is not considered as a VIE, as we inadvertently and incorrectly identified in the prior response. Indeed, CMO’s revenues and expenses are included in our operations under the terms of the management contract which is, effectively, an operating lease. This basis of accounting has been previously reviewed by SEC in relation to our Form 10-SB in 2008.  Please refer to the below response which we have previously provided in 2008.

Company Response:  As we disclosed in the Form 10, our magazines were originally published by Sale and Marketing Publishing House (“CMO”).  On October 23, 2003, our PRC subsidiary Shenzhen Media Investment Co., Ltd. (“Shenzhen Media”) entered into a ten year operation and management right agreement with CMO (the “Agreement”), pursuant to which from November 1, 2003 to October 31, 2013, we have leased the operations of CMO and thereby obtained the right to market the magazines, sell the magazines and advertising space, provide strategic planning for the magazines, and hire and train the professional staff of CMO.

We are unable to acquire equity ownership of CMO as a result of restrictions under Chinese laws that prohibit foreign persons from engaging in certain publishing activities in China.  CMO is an affiliate of the Administration of Press and Publication of Henan Provincial Government and was established under the laws of China.  Because of its ownership of the national publishing codes of China Marketing and China Business & Trade, CMO is the owner of these two magazines.  Although our Chief Executive Officer, Yingsheng Li, and other members of our executive team are also executive officers and/or directors of CMO, CMO is not our subsidiary.  Instead, we were able to lease the operating assets of CMO and thereby effectively gain substantially all of the economic benefit of ownership of CMO through entry into the Agreement.  Through the Agreement we also have obtained a right to oversee the operation and strategic planning of advertising, publishing, and staff training for the above two magazines.

Securities and Exchange Commission

October 19, 2011

We leased the operations of CMO for the term of the Agreement in consideration of the payment to CMO of RMB 10,109,300 (approximately $1,220,930).  The lease payment will be held by CMO as a deposit until termination of the Agreement, at which time the payment may be retained by CMO.  During the term of the Agreement, CMO retains the ownership of all of its assets, including the magazines, and, as required by Chinese laws, editorial control of the content of the magazines.  Although we do not own the assets of CMO and cannot exercise editorial control over the magazines, we, as a lessee, control and manage the leased assets and have the risk of loss if any leased assets are lost or damaged during the term of the Agreement.  For instance, because our customers (mainly magazine distributing agencies) have a right to return the magazines, we assume the risks and rewards of ownership of the product and all returned magazines will be booked to losses to us.  Under the Agreement, we have the following rights, among others, to control and manage the leased operations of CMO:

(1)        The right to participate in and approve all strategic decision-making, including contracting with external parties in aspects of investment, joint venture, cooperation and contracting.  Accordingly, we have the ability to determine the price at which we sell CMO magazines and advertising spaces in the magazines.

(2)        The right to oversee and manage the daily operation of CMO.  Such right includes, among others, right to publish, print and sell the current CMO magazines as well as any related advertising, and conduct our other operations.

(3)        The right to hire new employees, including a general manager and the chief financial officer, who will be in charge of the operation and management of the business of CMO.

As a result, we are entitled to receive all revenues generated from all operations of CMO, which currently consist of selling the magazines and their advertising space.  We will pay to CMO, or will pay on CMO’s behalf, all of the operating costs relating to the publishing of the magazines, including cost of goods sold, income taxes, employee (including CMO editorial department staff) salaries and other general and administrative expenses.

Only through this operating lease type arrangement, could we derive the economic benefits and incur the economic burdens that we would otherwise have as the owner of CMO or the owner of CMO’s assets while still complying with Chinese law.  We are not aware of any similar agreement filed by a public company operating in the PRC.

We will update all changes in the amendments to Form 10-Q accordingly.

Securities and Exchange Commission

October 19, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1. Financial Statements, page F-2

Balance Sheet, page F-2

6.
We note you have made material advances to your suppliers. Please explain and revise your disclosure to discuss the nature of these advances, the status of your order and related supplies you intend to purchase.

Response:

The Company made advanced payments to suppliers for the purchase orders of Pens (IP-OIT) in the normal course of business. Advances to suppliers are recorded when payment is made by the Company and deducted against inventory when goods are received. The advanced payments to suppliers are interest free and unsecured. At June 30, 2011, the Company received certain portion of inventory and it is expected to be fully received in the next twelve months.

7.
Due from affiliates reflects an increase of $2,299,693 to approximately $6 million as of June 30, 2011. Please explain why your statement of cash flows for the six months ended June 30, 2011 discloses cash proceeds to you instead of cash outflows.

Response:

The table below explained why there was a cash proceeds from affiliates instead of cash outflows in the statement of cash flows for the six months ended June 30, 2011.

	As of
	June 30, 2011	December 31, 2010	Variance	Exchange difference	Total variance	Remarks
	USD	USD	USD	USD	USD
	(A)	(B)	(C) = (A) – (B)	(D)	(C) + (D)
Due from affiliates of other companies	6,079,134	7,215,119	(1,135,985)	54,829	(1,081,156)	(a)
Due to affiliates of Shenzhen New Media Advertising Co., Ltd.*	-	(3,435,678)	3,435,678	33,324	3,469,002	(b)

Due from affiliates, net	6,079,134	3,779,441

* The Company disposed Shenzhen New Media Advertising Co., Ltd. in March 2011.

(a)	This amount represented proceeds from affiliates under investing activities in the statement of cash flows for the six months ended June 30, 2011.

Securities and Exchange Commission

October 19, 2011

(b)	This amount represented repayment to affiliates included in financing activities under cash flows from discontinued operations in the statement of cash flows for the six months ended June 30, 2011.

Note 2. Summary of Significant Accounting Policies, page F-8

Cash, page F-9

8.
We note your response to prior comment eight of our letter dated September 6, 2011 and your intent to include expanded disclosure with regards to cash and cash equivalents in future filings. Unlike some of your other responses which we were able to locate revised disclosure in your June 30, 2001 Form 10-Q, we were not able to locate your revised cash and cash equivalents disclosure. Please provide this disclosure in future filings.

Response:

We will include the expanded disclosure with regard to cash and cash equivalents in future filings.

Note 6 – Other Receivables, page F-18

9.	Advances represent a material portion of balance sheet. Please revise your disclosure to discuss the nature of the advances to third parties and employees and their repayment terms.

Response:

The advances to third parties represent temporary advances made by the Company in the normal course of business, which are unsecured, interest-free and repayable in the next twelve months.

The advances to employees represent temporary advances made by the Company for expenses incurred by the employees in the normal course of business, which are unsecured, interest-free and will be reimbursed in the next twelve months.

Securities and Exchange Commission

October 19, 2011

Note 7 – Advance to Unrelated Party, page F-18

10.
We note you made a material advance to Mr. Yu Feng to establish a business relationship and possible partnership. Given the magnitude of the advance please expand your disclosure to include the nature of a possible business partnership. Also, we note you secured a short-term bank loan in the same amount as the advance you made to Mr. Feng. Please tell us why Shenzhen Junwei Investment and Development Co. pledged its shares of Beijing Fuxing Xiaocheng Electronic Technology Stock Co., Ltd. for your bank loan which you then advanced to Mr. Feng unsecured.

Response:

We have expanded the disclosure as below (clarifications and additions are underlined for your ease of reference):

NOTE – 7	ADVANCE TO UNRELATED PARTY

During the period ended June 30, 2011, in connection with short-term bank loan, the Company advanced $4,331,683 to an independent party namely, Mr. Yu Feng, which is unsecured, bears interest at a rate of 5% per annum over the prime rate of The People’s Bank of China, payable monthly and due by March 2012. As of June 30, 2011, the interest rate was 6.4%. The purpose of this short-term advance was to establish a business relationship and possible partnership with Mr. Yu Feng in the development of new e-business in near future.

NOTE – 9	SHORT-TERM BANK LOAN, SECURED

On March 22, 2011, the Company obtained short-term bank borrowing of $4,331,683 from a PRC financial institution, in a term of one year due on March 22, 2012. The short-term bank borrowing bears interest at a rate of 5% per annum over the prime rate of The People’s Bank of China, payable monthly. As of June 30, 2011, the interest rate was 6.4% per annum. The borrowing is secured by a pledge of 1,500,000 shares of Beijing Fuxing Xiaocheng Electronic Technology Stock Co., Ltd., a public company, shares of which are held by Mr. Yu Feng, through a financial institution, namely, Shenzhen Junwei Investment and Development Co., Ltd. in the PRC.

Note 8 – Deposit on Purchase of Real Estate, page F-18

11.
Please tell us why you are still waiting to receive title to the property or advise us of when you received title to the property. Also, tell us if the deposit in the amount of $2,994,059 is the total purchase price for the residential units. If not, please disclose the total purchase price. In future filings, please expand your disclosure to explain the delay or provide the date you acquired the property and received title.

Securities and Exchange Commission

October 19, 2011

Response:

The deposit in the amount of $2,994,059 is equivalent to the total purchase price for the residential units. We will expand our disclosure to explain the delay to receive the legal title in the next 10-Q filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3

Critical Accounting Policies, page 12

12.	Please expand your revenue recognition policy to clarify the nature of items comprising deferred revenues.

Response:

We have expanded our revenue recognition policy to clarify the nature of items comprising deferred revenues (additions are underlined for your ease of reference), as below:

•	Revenue recognition

In accordance with ASC Topic 605, "Revenue Recognition”, the Company recognizes revenue when persuasive evidence of an arrangement exists, transfer of title has occurred or services have been rendered, the selling price is fixed or determinable and collectability is reasonably assured.

(a)	Magazine advertising

The Company publishes three issue magazines each month, (namely Sale edition, Channel edition and Case edition) of "China Marketing" and other special editions periodically, for example, "China Business & Trade" – (Training edition). The Company recognizes revenues for the advertising sales and consulting service ratably over the periods when the customer's advertisements are published and services are provided. Sometimes, amounts invoiced or collected in advance from the customers of delivering the advertising sales are recorded as deferred revenue. Revenue is recognized when the advertisements are released. Total revenue from the advertising sales is $9,376,304 and $4,504,651 for the years ended December 31, 2010 and 2009, respectively. Total revenue from marketing consulting service is $3,384,896 and $3,344,962 for the years ended December 31, 2010 and 2009, respectively.

The Company recognizes revenue from the publishing of the above magazines when the risks and rewards of ownership of the goods have transferred to the customer, which is usually on delivery or when title passes. Total revenue from the publishing business is $1,646,740 and $1,638,966 for years ended December 31, 2010 and 2009, respectively.

******************************************

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

Securities and Exchange Commission

October 19, 2011

If you have any further comments and/or questions, please contact the undersigned or Ralph V. De Martino (202-912-4825) or Alec Orudjev (202-912-4842) at Cozen O’Connor, the Company’s legal counsel.

Very truly yours,

/s/ Yingsheng Li
Yingsheng Li
        President

Cc:	Ralph V. De Martino, Esq.
Alec Orudjev, Esq.